EXHIBIT 21.1
                    THE CHILDREN'S PLACE RETAIL STORES, INC.

                           SUBSIDIARIES OF THE COMPANY

The Children's Place Retail Stores, Inc. has the following wholly owned subsidiaries:

      TCPIP, Inc. (formerly known as TCPIP Holding Company, Inc.), a Delaware Corporation.

      The Children's Place (Hong Kong) Limited, a Hong Kong Corporation.

      thechildrensplace.com, inc.

      The Children's Place (Australia) Pty.Ltd.